Filed pursuant to Rule 424(b)(3)

Registration No. 333-202279

GRANT PARK FUTURES FUND

LIMITED PARTNERSHIP

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Supplement dated December 29, 2017
to
Prospectus and Disclosure Document
dated May 15, 2017

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated MAY 15, 2017, and should be read together therewith.

You should carefully consider the “Risk Factors” beginning on page 20 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This supplement revises and replaces the first paragraph on page 67 of the Prospectus in its entirety under the heading “Critical Accounting Policies” as follows:

Grant Park’s most significant accounting policy is the valuation of its assets invested in U.S. and international futures and forward contracts, options contracts, swap transactions, other interests in commodities, mutual funds, exchange-traded funds and fixed income products. The majority of these investments are exchange‑traded contracts, valued based upon exchange settlement prices. The remainder of its investments are non‑ exchange‑traded contracts with valuation of those investments based on quoted forward spot prices, swap transactions with the valuation based on daily price reporting from the swap counterparty, and fixed income products, including securities of U.S. Government‑sponsored enterprises, corporate bonds and commercial paper, which are stated at cost plus accrued interest, which approximates fair value based on quoted market prices in an active market. With the valuation of the investments easily obtained, there is little or no judgment or uncertainty involved in the valuation of investments, and accordingly, it is unlikely that materially different amounts would be reported under different conditions using different but reasonably plausible assumptions.

MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This supplement revises and replaces the third paragraph on page 73 of the Prospectus in its entirety under the heading “Liquidity” as follows:

Grant Park maintains a portion of its assets at its clearing brokers as well as at Lake Forest Bank & Trust Company. These assets, which may range from 5% to 35% of Grant Park’s value, are held in cash, U.S. Treasury securities and/or securities of Government‑sponsored enterprises. The balance of Grant Park’s assets, which range from 65% to 95%, are invested in investment grade money market instruments purchased and managed by Middleton Dickinson Capital Management, LLC which are held in a separate account in the name of GP Cash Management, LLC and custodied at State Street Bank and Trust Company or are invested in mutual funds and exchange-traded funds. Violent fluctuations in prevailing interest rates or changes in other economic conditions could cause mark‑to‑market losses on Grant Park’s cash management income.